2025 REPORT

Waters Edge Wineries


The only nationwide premier winery franchise in the United States!
Waters Edge Wineries
Waters Edge Winery

LETTER

Dear investors,

Our Wefunder round is now closed, and I want to personally thank each of you for your investment and trust in Waters Edge Wineries. We're grateful to have you with us as shareholders. As we move forward, we'll continue to share updates on our progress, new locations, and growth milestones. We're excited about what's ahead and look forward to building this next chapter together.
— Ken Lineberger

Sincerely,

Ken Lineberger

President

How did we do this year?



REPORT CARD

B+

☺ The Good

- COMMUNICATION WITH KEY WEFUNDER PERSONNEL IN SECOND-HALF OF RAISE
- ASSISTANCE WITH SHAREHOLDER MATERIALS
- COMPLIANCE SEEMED MANAGEABLE

☹ The Bad

- POOR COMMUNICATION WITH KEY WEFUNDER PERSONNEL IN THE FIRST-HALF OF RAISE
- USER INTERFACE CLUNKY AND NOT USER FRIENDLY
- MORE BUSINESS OWNER EDUCATION WOULD BE HELPFUL

2025 At a Glance

January 1 to December 31



$640,852 [22%]
Revenue



-$97,482
Net Loss



$65,140 [21%]
Short Term Debt



$0
Raised in 2025



$39,000
Cash on Hand
As of 04/21/26



INCOME   BALANCE   NARRATIVE



● Revenues   ● Profit



$825,440

$640,852

-$101,125

-$97,482

Net Margin: -15%   **Gross Margin:** 85%   **Return on Assets:** -12%   **Earnings per Share:** -$0.03

Revenue per Employee: $128,170   **Cash to Assets:** 18%   **Revenue to Receivables:** 875   **Debt Ratio:** 66%

📄 FULL_Audited_Financials_12-31-2025.pdf

We ❤️ Our 34 Investors

Thank You For Believing In Us

Abe Minto	Andy Giefer	Matthew Cohan	Michael Dominick Morrello	Curtis Lineberger	Ranee Brunner
Gregory Montgomery	Victoria Cassidy	Alexander P.	Kent Pomeroy	Neal Twomey	Bobby Hopper
Tay Kok Boon	Darrell Jones-Bey	Homer Hanna	Lee Andrews	Joseph Swain	Lynn Grant
Steven Alavi	Gavin Montgomery	David Fedorchak	Brian Silengo	Kelly Wiley	David Coleman
Traci Mathew	Das C	Tamika Carter	Katia Oltmann	Joel Kalinowski	Michael Mastandrea
Shane Ross					

Thank You!

From the Waters Edge Wineries Team



Ken Lineberger

President

Ken Lineberger is the founder and president of Waters Edge Wineries, a rapidly growing urban winery franchise system that combines innovative winemaking with a scalable business model.



Art DeCaro

Director of Training

After attending the US Naval Academy and studying Computer Science at Cal State University San Marcos, Art began his career in the tech industry...



Mark Mitzenmacher

Director of Operations

Mark has decades of experience managing small and medium size businesses. He founded his own silkscreen and embroidery company...

Details

The Board of Directors

Director	Occupation	Joined
Ken Lineberger	President @ Waters Edge Wineries	2012

Officers

Officer	Title		Joined
Ken Lineberger	Treasurer	President	2012
Angela Lineberger	Secretary	Vice President	2012

Voting Power ⑦

Holder	Securities Held	Voting Power

Ken Lineberger	3,346,154 Common Stock	100.0%

Past Equity & Loan Fundraises

Date	Amount	Security	Exemption
02/2026	$71,000		4(a)(6)

The use of proceeds is to fund general operations.

Outstanding Debts

None.

Related Party Transactions

None.

Capital Structure

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Common Stock A	10,000,000	3,346,154	Yes
Preferred Series Seed	500,000	53,000	No
Common Stock A		34,429	Yes

Warrants:	0
Options:	0

Form C Risks:

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Regulatory Compliance and Alcohol LicensingAlcohol-related businesses are heavily regulated, with licensing and compliance requirements varying significantly by state and even by local jurisdictions. Franchisees must secure and maintain appropriate alcohol licenses and comply with strict regulations, which can be time-consuming, costly, and subject to changes. Failure of any franchisee to adhere to these regulations could result in fines, penalties, or, in severe cases, the loss of licenses, affecting the broader brand's reputation.

Risk of Competition from Established Wine Industry PlayersThe wine industry is competitive, and there's a risk that larger, well-funded companies with established market presence and distribution networks could enter the urban winery franchise space. Such companies may have greater resources for marketing, technology, and rapid expansion, enabling them to attract customers and potential franchisees more effectively. If an established wine brand were to launch a similar franchise model, this could impact our market share, growth rate, and franchisee interest, potentially making it challenging to maintain competitive positioning.

Risk of Franchise Industry RegulationThe franchise industry is subject to federal and state regulations, which govern the relationship between franchisors and franchisees, including disclosure requirements, advertising restrictions, and contract terms. Changes in these regulations or increased regulatory scrutiny could result in additional compliance costs, legal challenges, or limitations on our ability to attract new franchisees. New or stricter regulations could also impact the terms of our franchise agreements, require modifications to our business model, or slow down our growth in certain regions.

Angela Lineberger is a part-time officer. As such, it is likely that the company will not make the same progress as it would if that were not the case.

Risk of Franchise-Related Litigation: Franchising can inherently carry a risk of litigation, which could arise from disputes with franchisees over contractual terms, operational guidelines, and brand standards. As Waters Edge Wineries grows, the likelihood of encountering legal disputes increases, whether related to franchisee performance, adherence to brand standards, or termination of agreements. While we strive to maintain strong relationships and clear communication with franchisees, the potential for litigation remains a risk that could result in financial costs, brand reputation impacts, and potential disruptions to operations.

Franchise Growth and Performance VariabilityAs a franchise-based model, each location's success is partially dependent on the individual franchisee's business skills, operational standards, and customer engagement. Poorly performing or undercapitalized franchises could negatively impact brand reputation, while uneven growth or franchisee turnover may create revenue variability. Managing consistency across locations and training new franchisees can present operational challenges as the brand expands.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, the shareholders may change the terms of the Articles of Incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Based on the risks described above, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

to the issuer;

to the issuer;
to an accredited investor ;
as part of an offering registered with the U.S. Securities and Exchange Commission; or
to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

In the future, we will perform valuations of our common stock that take into account factors such as the following:

unrelated third party valuations of our common stock;
the price at which we sell other securities, such as convertible debt or preferred Stock, in light of the rights, preferences and privileges of our those securities relative to those of our common stock;
our results of operations, financial position and capital resources;
current business conditions and projections;
the lack of marketability of our common stock;
the hiring of key personnel and the experience of our management;
the introduction of new products;
the risk inherent in the development and expansion of our products;
our stage of development and material risks related to our business;
the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
industry trends and competitive environment;
trends in consumer spending, including consumer confidence;
overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

Waters Edge Wineries, Inc.

Delaware Corporation
Organized May 2012
5 employees
8560 Vineyard Ave
Ste 408
Rancho Cucamonga CA 91730 https://www.watersedgewineries.com

Business Description

Business Description

Refer to the Waters Edge Wineries profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

Waters Edge Wineries is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

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